[IVAX DIAGNOSTICS LETTERHEAD]

December 11, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	IVAX Diagnostics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed on March 30, 2007

File No. 001-14798

Dear Mr. Rosenberg:

This letter is in response to a comment provided to me in my telephone conversation with Ibolya Ignat on November 27, 2007 concerning our September 27, 2007 letter to you regarding the above-referenced filing.

Set forth below is the response of IVAX Diagnostics, Inc. (the “Company”) to the comment received in that telephone call, which is as follows:

Please refer to your response to Comment 1 in your letter dated September 27, 2007.

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We understand that issues relating to completion and validation of software development and completion of the clinical sample testing remained at the time of capitalization at December 31, 2006 and that the PARSEC® System was still undergoing final development. These appear to be issues relating to the manufacturing process and do not appear to be minor. In addition, the Company had not even submitted its 510(k) application to the FDA. In light of these issues it is unclear how you were able to meet the definition of an asset per paragraph 26 of Statement of Financial Accounting Concepts No. 6 (CON6). Please provide additional information to support your conclusion.

Paragraph 26 of Statement of Financial Accounting Concepts No. 6 states that an asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred. In reference to clause (a) above and as stated in our earlier letter to you, the Company capitalizes inventory costs associated with certain unapproved products prior to regulatory approval and product launch based on management’s judgment of probable future economic benefit which includes an assessment of probability of future commercial use and net realizable value. In preparation for the commercial launch of an instrumentation product (e.g. the PARSEC® System), the Company either purchases instrument parts or manufactures instrument components in amounts sufficient to support forecasted initial market demand. The Company does not capitalize such inventory unless the instrument is considered to have a high probability of receiving regulatory approval. The Company may make this determination prior to its submission to the FDA of a 510(k) application. In determining probability, if the Company is aware of any specific risks or contingencies that are likely to adversely impact the expected regulatory approval process, then the Company would not capitalize the related inventory but would instead expense it as incurred.

Prior to the PARSEC® System, the Company had successfully developed, received regulatory approval for and commercially launched its proprietary instrument system – the Mago® Plus. As of December 31, 2006 the Company was finalizing the software development validation and expected to complete the clinical sample testing in the second quarter of 2007. As a result, the Company concluded at that time that capitalization of the inventory related to the PARSEC® System was appropriate based on its judgment that:

•	there was a high probability the PARSEC® System would receive regulatory approval; and

•	a probable future economic benefit would occur from the inventory.

Regarding regulatory approval, as of December 31, 2006, the PARSEC® System had already received “CE Marking,” which, as detailed in our earlier letter to you, indicates that the PARSEC® System was in compliance with the requirements of the applicable European Union regulatory directive and permitted the PARSEC® System to be commercially distributed throughout the European Union. As of December 31, 2006, the Company believed that its 510(k) application for the PARSEC® System would be submitted to the FDA in the second quarter of 2007 and, upon its approval, would permit the PARSEC® System to be commercially distributed throughout the United States. The Company’s belief was founded primarily upon among other things the following factors:

•	the PARSEC® System having already received “CE Marking” in the European Union;

•	the status of the instrument hardware and software design of the PARSEC® System;

•	existing PARSEC® System beta site placements; and

•	several discussions between the Company and the FDA regarding the FDA’s specific expectations for the Company’s 510(k) application for the PARSEC® System.

When considering the FDA submission and approval process, it is important to note that the Company designed the PARSEC® System, a combination of both mechanical hardware and user-friendly software, to primarily serve as an automated processor of diagnostic test kits manufactured or distributed by the Company. Each of the diagnostic test kits sold by the Company in the United

States has already received clearance from the FDA to be used by the customer in a manual testing mode by a laboratory technician. The PARSEC® System was to be marketed to customers as an instrument allowing customers to use these previously approved test kits in an automated testing mode which would reduce the required labor of the laboratory technician. As a result, clinical sample testing and the FDA approval process for the PARSEC® System would focus on the comparison of the automated results with the manual results of those previously FDA-approved test kits, rather than on issues such as the safety and effectiveness of the test kits.

As noted above, the PARSEC® System consists of hardware and software. As of December 31, 2006, the Company concluded that it had completed the hardware design of the PARSEC® System. Essentially all of the Company’s capitalized pre-approval instrument costs in inventory were instrument component hardware material costs specific to the PARSEC® System. The amount of these costs was disclosed in the Company’s financial statements for the year ended December 31, 2006. The Company did not capitalize software development costs, but expensed them as incurred. As of December 31, 2006, the capitalized pre-approval inventory was not subject to shelf life expiration issues and the amount of the Company’s pre-approval inventory was well below management’s short-term forecast of worldwide demand.

Regarding probable future economic benefit, as of December 31, 2006, the Company was confident of market acceptance of the PARSEC® System after FDA approval based upon numerous discussions with customers and demonstrations of the PARSEC® System. In fact, while the Company had not recognized any revenue on the PARSEC® System, several customers had already placed purchase orders for the PARSEC® System contingent upon regulatory approval of the instrument as a result of these discussions and demonstrations.

Based upon the factors described above, the Company believed that assets capitalized at December 31, 2006 met the essential characteristics of an asset as defined in paragraph 26 of Statement of Financial Accounting Concepts No. 6. The Company believed that the software development validation and the clinical sample testing that remained at December 31, 2006 would be finalized by the second quarter of 2007. Given its belief that regulatory approval and market acceptance were probable, the Company concluded that future economic benefit would occur and, accordingly, the assets were properly capitalized at December 31, 2006.

Subsequent to December 31, 2006, the Company engaged a third party consulting firm to independently evaluate the PARSEC® System and the status of its development in July 2007. The consulting firm reported that, in its opinion, it was unlikely that the Company would be able to meet its previously announced target for submitting its 510(k) application to the FDA for the PARSEC® System in the third quarter of 2007. Upon receipt of the consulting firm’s findings, the Company’s newly appointed Chief Operating Officer was charged with reviewing the consulting firm’s findings, visiting the facilities of the Company’s subsidiary in Italy where the PARSEC® System was being developed and reporting back to the Company’s board of directors on the PARSEC® System.

Subsequently, based on the consulting firm’s findings and the findings of the Company’s newly appointed Chief Operating Officer, the Company’s management and board of directors made a determination in October 2007 that the Company intends to change its strategic direction to not pursue the continued development of the PARSEC® System and to instead focus on the development of its new Mago® 4 instrument (the upgraded version of its existing Mago® Plus instrument), which could be developed and brought to market more quickly, using fewer resources and in a more cost-effective manner than completing the development of the PARSEC® System. As a result of this change in strategic direction, the Company concluded that the inventory related to the PARSEC® System no longer had a probable future economic benefit and as a result recorded impairment charges of approximately $1.7 million associated with inventory, fixed assets and equipment on lease, which included all of the pre-approval inventory related to the PARSEC® System. The Company recorded these impairment charges in its financial statements for the fiscal quarter ended September 30, 2007.

Additionally, in connection with this response to comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has attempted to address the comment raised in the November 27, 2007 telephone conversation and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 324-2553.

Thank you for your assistance.

Sincerely,

/s/ Mark S. Deutsch
Mark S. Deutsch,
Chief Financial Officer and Vice President - Finance

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